Preliminary Financial Statements

SpaceFab.US, Inc.
(a Delaware Corporation)

December 31, 2017

SpaceFab.US, Inc.
Preliminary Balance Sheet
December 31, 2017

ASSETS
Current assets:

Cash and cash equivalents	$ 1,328
Total assets	**$ 1,328**

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:

Loan from officer	$ 15,118
Income tax payable	$ 800
Total current liabilities	**$ 15,918**
Total liabilities	**$ 15,918**

Stockholder's equity (deficit):
Common stock, $.00001 par value,
  10,000,000 shares

Authorized 4,000,000 shares issued and outstanding	$ 40
Authorized 2,500,000 shares for 2017 stock plan	
Authorized 1,000,000 shares from stock plan	$ 10
Accumulated deficit	$ (14,640)

Total stockholder's deficit -

Total liabilities and stockholder's equity	**$ 1,328**

SpaceFab.US, Inc.
Statement of Operations
January 1, 2017 through December 31, 2017

Income:

Income	$	0
Total income	$	0

Operating expenses:

General and administrative	$	14,136
Research and development	$	2,807
Total operating expenses	$	16,943
Provision for income taxes	$	800
Net loss	$	(17,743)

SpaceFab.US, Inc.

Statement of Cash Flows
January 1, 2017 through December 31, 2017

Cash flows from operating activities:		
Net loss	$	(17,743)
(Increase) decrease in assets:		
Other current assets	$	-
Increase (decrease) in liabilities:		
Account payable to officer	$	-
Income tax payable	$	800
Total from operating activities	$	(16,943)
Cash flows from investing activities:		
Total from investing activities		-
Cash flows from financing activities:		
Proceeds from loans from officers	$	15,118
Proceeds from common stock plan		0
Total from financing activities	$	15,118
Net increase in cash and cash equivalents	$	**(1,824)**
Cash and cash equivalents, beginning of period	$	3,152
Cash and cash equivalents, end of period	$	1,328

Supplemental disclosures of cash flow
Information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-